OMB APPROVAL OMB Number: 3235-0058 Expires: February 28, 2022 Estimated average burden hours per response ............ 2.50

SEC File Number: 001-36247
CUSIP Number: 59134N104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form 10-D
	☐Form N-CEN	☐Form N-CSR

	For Period Ended:	December 31, 2021
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Meta Materials Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1 Research Drive
Address of Principal Executive Office (Street and Number)

Dartmouth, Nova Scotia B27 4M9
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Meta Materials, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 because it is unable, without unreasonable effort or expense, to file its annual report on Form 10-K for its fiscal year ended December 31, 2021 (“Annual Report”) within the prescribed time period.

As will be disclosed in more detail in the Company’s Form 10-K for the period ended December 31, 2021 (the “Form 10-K”), the Company’s management concluded that (i) the Company’s internal control over financial reporting was not effective as of December 31, 2021, due to material weaknesses in internal control over financial reporting; and (ii) due to such material weaknesses, the Company’s disclosure controls and procedures were not effective as of December 31, 2021. Because of these material weaknesses and associated delays in completing the Company’s accounting work for the Form 10-K, including accounting work related to the Company’s oil and gas assets, the Company requires additional time to file the Form 10-K. The Company anticipates filing the Form 10-K as soon as practicable and no later than 15 calendar days following the prescribed due date, in accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kenneth Rice	(902)	482-5729
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prior to June 28, 2021, the Company owned and operated only in the oil and gas industry. On June 28, 2021, it acquired Metamaterial Inc. which then became the accounting acquiror, and the results in fiscal year 2021 now include the assets and impact on operations of Metamaterial Inc., a developer of high-performance functional materials and nanocomposites.

Meta Materials Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 1, 2022	By	/s/ Kenneth Rice
Kenneth Rice, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).